Macleod Dixon LLP
Lawyers
Calgary Almaty
Toronto Caracas
Moscow Rio de Janeiro

3700 Canterra Tower
400 Third Avenue SW
Calgary, Alberta
Canada T2P 4H2

Main: (403) 267-8222
Fax: (403) 264-5973

www.macleoddixon.com

File No. 179667

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com


SEC MAIL PROCESSING
RECEIVED
SEP 20 2006
SECTION
D.C.

September 12, 2006


06017026

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company")
File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find copy of the Company's Press Release dated September 7, 2006 as posted on SEDAR. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

Jennifer K. Kenndy

JKK:lgo:encl.

cc: Mr. Richard Gusella (Via E-Mail)

dw 9/22

CONNACHER
OIL AND GAS LIMITED


SEC MAIL PROCESSING
SEP 12 2006
D.C. SECTION

PRESS RELEASE

FOR IMMEDIATE RELEASE September 7, 2006

CONNACHER ANNOUNCES CLOSING OF BOUGHT DEAL OFFERING

Calgary, Alberta, Canada – Connacher Oil and Gas Limited ("Connacher" – **CLL** – TSX) announces that it has closed its previously announced bought deal financing of 5,714,300 flow-through common shares ("Flow-Through Shares") at a price of $5.25 per Flow-Through Share for gross proceeds of $30,000,075, which includes the exercise in full by the underwriters of an over-allotment option to purchase an additional 714,300 Flow-Through Shares. The bought deal financing was underwritten by a syndicate led by GMP Securities L.P. and including D & D Securities Company, Jennings Capital Inc., Raymond James Ltd., Bolder Investment Partners Ltd., Octagon Capital Corporation and Orion Securities Inc.

The net proceeds of the offering of Flow-Through Shares will be used to incur eligible Canadian exploration expenses, which will be renounced in favour of the purchasers for the 2006 taxation year.

Directors, officers, employees and associates of Connacher collectively purchased an aggregate of 285,000 Flow-Through Shares at a price of $5.25 per Flow-Through Share, on identical terms to those afforded all other purchasers. After giving effect to the common shares issued under the financing,, Connacher now has 197,878,015 common shares outstanding (213,415,550 common shares outstanding on a fully diluted basis).

Connacher is a Calgary-based oil and natural gas exploration and production company. The company's principal asset is its 100 percent ownership of the Great Divide oil sands project in Alberta, where approximately 80,000 acres of oil sands leases are held. Connacher owns an operating refinery in Great Falls, Montana, together with extensive conventional acreage and oil production in southwest Saskatchewan. Connacher also owns an approximate 30 percent equity interest in Petrolifera Petroleum Limited ("Petrolifera"), a Canadian public company engaged in oil and natural gas exploration and production in Argentina and Peru. Petrolifera's common shares are listed on the Toronto Stock Exchange under the symbol PDP.

For further information:

Richard A. Gusella
President and Chief Executive Officer
Phone: (403) 538-6201
Fax: (403) 538-6225
Website: www.connacheroil.com
Email: inquiries@connacheroil.com

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES